Filed by GBC Bancorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 0-16213
Subject Company: GBC Bancorp

May 7, 2003

Dear Employee:

General Bank has always been committed to strengthening our competitive position in the marketplace and developing our reputation as the leader in Asian American banking. As you may have already seen, our most recent step in achieving our long-term goals was publicly announced earlier this morning. Since our first priority is our people, I wanted to make sure that all of you received the details on developments expected to occur in the near future.

In order to continue serving our customers with the highest level of service, we have decided to enter into an agreement with Cathay Bancorp to merge our two operations under the name Cathay General Bancorp. We feel that the combined entity will be poised to become the leading Asian-American bank in the U.S., and we will now have added resources to meet the many needs of our customers. I am extremely excited about the prospect of this next step for our organization, and I look forward to updating you on the process as new developments occur.

Needless to say, it is all of your hard work and commitment that has helped us provide the community with excellent services - - and for this I would like to express my deepest gratitude. I truly hope to have your continued support as we turn the page in the bank’s history.

As more information to share becomes available, we will certainly communicate the newest updates on the process every step of the way. In the meantime, I encourage you to talk with your managers if you have any questions about the changes that will be taking place.

Once again, I deeply appreciate your continued commitment as we move forward, and I assure you that every effort will be made to address your questions or concerns during this transitional period.

We look forward to the new opportunities in the months ahead.

Best Regards,

Peter Wu
Chairman, President & CEO

Cathay Bancorp, GBC Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of Cathay Bancorp and GBC Bancorp in connection with the proposed merger. Information about the directors and executive officers of Cathay Bancorp and their ownership in Cathay Bancorp stock can be found in the proxy statement for Cathay Bancorp’s 2003 annual meeting of stockholders. Information about the directors and executive officers of GBC Bancorp and their ownership in GBC Bancorp stock can be found in the proxy statement for GBC Bancorp’s 2003 annual meeting of shareholders. You may obtain additional information regarding the interests of the participants by reading the proxy statement/prospectus described below when it becomes available.

In connection with the proposed merger, Cathay Bancorp and GBC Bancorp will file certain materials with the SEC, including a Registration Statement on Form S-4 containing a proxy statement/prospectus. Because those documents will contain important information, you are urged to read them when they become available. When filed with the SEC, they will be available for free on the SEC’s website at www.sec.gov. You may obtain from us free copies of our reports, proxy statements and other information regarding us filed with the SEC and, when available, the proxy statement/prospectus relating to the proposed merger. Requests for documents relating to Cathay Bancorp should be directed to Cathay Bancorp, 777 N. Broadway, Los Angeles, CA 90012, Attention: Investor Relations (213) 625-4749. Requests for documents relating to GBC Bancorp should be directed to GBC Bancorp, 800 West Sixth Street, Los Angeles, California 90017, Attention: Investor Relations (213) 972-4293.